UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report: (Date of earliest event reported): April 18, 2023

Calyxt, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38161	27-1967997
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2800 Mount Ridge Road

Roseville, MN 55113-1127

(Address and zip code of principal executive offices)

(651) 683-2807

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, par value $0.0001 per share	CLXT	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

As previously disclosed, on January 13, 2023, Calyxt, Inc, (“Calyxt”) and Calypso Merger Subsidiary, LLC, a wholly-owned subsidiary of Calyxt, entered into an Agreement and Plan of Merger (the “Original Merger Agreement”) with Cibus Global, LLC, a Delaware limited liability company (“Cibus”) and certain blocker entities identified in the Original Merger Agreement. On April 14, 2023, Calyxt and Cibus entered into a First Amendment to the Original Merger Agreement (as amended, the “Merger Agreement”).

On April 18, 2023, Calyxt and Cibus issued a joint press release announcing the effectiveness of the registration statement on Form S-4, initially filed with the U.S. Securities and Exchange Commission (the “SEC”) by Calyxt on February 14, 2023, and amended on April 14, 2023 (as amended, the “Registration Statement”). A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Attached as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference is the form of an investor presentation, which has been prepared by Cibus, to be used to discuss the transaction with certain of Calyxt’s and Cibus’ securityholders and other persons, as an updated form of investor presentation furnished on a Current Report on Form 8-K on April 4, 2023.

The information furnished in this Item 7.01 and Exhibits 99.1 and 99.2 attached hereto shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of such section, nor shall such information be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Cautionary Statement Regarding Forward-Looking Statements

The information included in this Current Report on Form 8-K and the materials incorporated by reference herein include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included herein, regarding the transactions contemplated by the Merger Agreement (the “transactions”), the ability of the parties to the Merger Agreement to consummate the transactions, the benefits of the transactions, Calyxt’s future financial performance (including its liquidity and capital resources and cash runway), the combined company’s future performance following the transactions, and the potential for global regulatory developments, as well as Calyxt’s, Cibus’ and the combined company’s respective strategies, future operations, financial positions, prospects and plans as well as the objectives of management are forward-looking statements. Words such as “expects,” “continues,” “may,” “will,” “approximately,” “intends,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on the current expectations and assumptions of Cibus’ and Calyxt’s management about future events and are based on currently available information as to the outcome and timing of future events. Forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Calyxt and Cibus. These risks include, but are not limited to, (i) the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to obtain stockholder approval of matters related to the proposed transactions in a timely manner or at all; (ii) uncertainties as to the timing of the consummation of the proposed transactions; (iii) risks related to Calyxt’s capital resources and the ability of Calyxt and Cibus, respectively, to correctly estimate and manage their respective operating expenses and expenses associated with the proposed transactions; (iv) risks related to Calyxt’s continued listing on the Nasdaq Capital Market until closing of the proposed transactions; (v) risks associated with the possible failure to realize certain anticipated benefits of the proposed transactions, including with respect to future financial and operating results; (vi) uncertainties regarding the impact that any delay in the closing of the proposed transactions would have on the anticipated cash resources of the combined company upon closing of the proposed transactions and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; (vii) the potential for the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement; (viii) the possible effect of the announcement, pendency or completion of the proposed transactions on Calyxt’s or Cibus’ business relationships, operating results and business generally; (ix) risks related to unexpected costs related to the proposed transactions; (x) the potential for, and uncertainty associated with the outcome of, any legal proceedings that have been or may be instituted against Calyxt or Cibus or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby; (xi) risks associated with the ability of Calyxt and Cibus to protect their respective intellectual property rights; (xii) the potential impact of competitive responses to the proposed transactions and changes in expected or existing competition; (xiii) the possibility that Calyxt, Cibus or the combined company may be adversely affected by other economic, business, or competitive factors; (xiv) risks associated with the loss of key employees of Calyxt or Cibus; (xv) risks associated with changes in applicable laws or regulations and the potential impact of such changes on Calyxt’s, Cibus’ or the combined company’s ability to advance product development and commercialization; and (xvi) other risks and uncertainties identified from time to time in documents filed or to be filed with the SEC by Calyxt or the combined company, including those discussed in the “Risk Factors” section of Calyxt’s Annual Report on Form 10-K/A, which was filed with the SEC on March 3, 2023. Should one or more of the risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. In addition, the forward-looking statements included in this Current Report on Form 8-K represent Calyxt’s and Cibus’ views as of the date hereof. Calyxt and Cibus anticipate that subsequent events and developments will cause the respective company’s views to change. Calyxt and Cibus specifically disclaim any obligation to update such forward-looking statements in the future, except as required under applicable law. These forward-looking statements should not be relied upon as representing Calyxt’s or Cibus’ views as of any date subsequent to the date hereof.

Important Additional Information

In connection with the proposed transactions, Calyxt has filed materials with the SEC, including the Registration Statement, which includes a proxy statement of Calyxt for the stockholders of Calyxt and that serves as a prospectus of Calyxt and an information statement of Cibus, and other documents relating to the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CALYXT, CIBUS AND THE PROPOSED TRANSACTIONS. The definitive proxy statement included in the Registration Statement is being first mailed to Calyxt stockholders on or about April 18, 2023. The Registration Statement, the proxy statement/prospectus included therein, and other materials filed by Calyxt with the SEC may be obtained free of charge from the SEC’s website (www.sec.gov) or from Calyxt by directing a request to: Calyxt, Inc., 2800 Mount Ridge Road, Roseville, MN 55113.

Participants in the Solicitation

Calyxt, Cibus and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Calyxt is set forth in Calyxt’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023, and Amendment No. 1 to its definitive proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on March 31, 2023.

Other information regarding persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation and a description of their interests in the transaction, by security holdings or otherwise, are included in the proxy statement/prospectus included in the Registration Statement and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Calyxt or the SEC’s website, as indicated above.

No Offer or Solicitation

This Current Report on Form 8-K and the materials incorporated by reference herein shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Calyxt, Cibus or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the

Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, a public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Press Release, dated April 18, 2023

99.2	Investor Presentation (April 18, 2023)

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Calyxt, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 18, 2023

CALYXT, INC. (Registrant)

By:	/s/ Michael A. Carr
Name:	Michael A. Carr
Title:	President and Chief Executive Officer

Exhibit 99.1

Calyxt, Inc. Announces Effectiveness of Registration Statement on Form S-4 in Connection with Merger with Cibus Global LLC

ROSEVILLE, Minn. and SAN DIEGO– April 18, 2023 /PRNewswire/ — Calyxt, Inc. (Nasdaq: CLXT), a plant-based synthetic biology company, and Cibus, a leader in precision gene editing in agriculture, today announced that the registration statement on Form S-4, initially filed with the U.S. Securities and Exchange Commission (“SEC”) by Calyxt on February 14, 2023, and amended on April 14, 2023 (as amended, the “Registration Statement”), has been declared effective by the SEC.

The Registration Statement was filed in connection with the previously announced merger of Calyxt and Cibus and contains a proxy statement / prospectus of Calyxt.

Calyxt also announced that it has scheduled a special meeting of its stockholders (the “Special Meeting”) to seek approval of matters related to the merger from such stockholders. The Calyxt Special Meeting will be held virtually via live webcast at www.virtualshareholdermeeting.com/CLXT2023SM on May 18, 2023 at 9:00 a.m. Central Time. Calyxt’s stockholders of record as of April 12, 2023 are entitled to vote at the Special Meeting.

The proxy statement/prospectus contains important information about the proposed merger transactions, the merger agreement and the proposals to be considered at the Special Meeting.

The combined company is expected to be renamed Cibus, Inc. and remain listed on the Nasdaq Capital Market under the proposed ticker symbol CBUS.

The Registration Statement is available and may be accessed without charge on the SEC’s website at www.sec.gov (as filed under Calyxt, Inc.) or at the SEC filings portion of Calyxt’s website at https://ir.calyxt.com/sec-filings/all-sec-filings.

The merger is expected to close in the second quarter of 2023, subject to customary closing conditions, including approval of the merger by the shareholders of Calyxt at the Special Meeting.

About Calyxt

Calyxt (Nasdaq: CLXT) is a plant-based synthetic biology company. Calyxt leverages its proprietary PlantSpring™ technology platform and Plant Cell Matrix™ biomass to engineer plant metabolism to produce innovative high value plant-based chemistries for use in customers’ materials and products. As plant-based solutions, Calyxt’s synthetic biology products can be used in helping customers meet their sustainability targets and financial goals. Calyxt’s diversified offerings are primarily delivered through its proprietary BioFactory™ production system. For more information, visit www.calyxt.com.

About Cibus

Cibus® is a leading agricultural technology company that develops, and licenses gene edited plant traits to seed companies. Its traits enable farmers to manage productivity and sustainability challenges such as diseases, pests, weeds, fertilizer use and climate change. Cibus’ goal is to use its trait technology to create a new generation of crops that are more adaptable to their environment and have increased yields while requiring less chemicals. Cibus’ patented RTDS® technology platform has enabled agriculture’s first standardized end-to-end gene editing trait prototype and production system: the Trait Machine™. The Trait Machine represents a technological breakthrough in plant breeding that broadens the range and scale of possible trait solutions that makes more diverse germplasm accessible, materially shortens trait breeding timelines, and shortens the time to market traits. Cibus’ technologies and traits are accelerating agriculture’s jump to a climate smart, more sustainable crop production system and the industry’s move to sustainable low-carbon ingredients. For more information, visit www.cibus.com.

Cautionary Statement Regarding Forward-Looking Statements

The information included in this communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included herein, regarding the transactions contemplated by the merger agreement (the “transactions”), the ability of the parties to the merger agreement to consummate the transactions, the benefits of the transactions, Calyxt’s future financial performance (including its liquidity and capital resources and cash runway), the combined company’s future performance following the transactions, and the potential for global regulatory developments, as well as Calyxt’s, Cibus’ and the combined company’s respective strategies, future operations, financial positions, prospects and plans as well as the objectives of management are forward-looking statements. Words such as “expects,” “continues,” “may,” “will,” “approximately,” “intends,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on the current expectations and assumptions of Cibus’ and Calyxt’s management about future events and are based on currently available information as to the outcome and timing of future events. Forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Calyxt and Cibus. These risks include, but are not limited to, (i) the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to obtain stockholder approval of matters related to the proposed transactions in a timely manner or at all, (ii) uncertainties as to the timing of the consummation of the proposed transactions, (iii) risks related to Calyxt’s capital resources and the ability of Calyxt and Cibus, respectively, to correctly estimate and manage their respective operating expenses and expenses associated with the proposed transactions, (iv) risks related to Calyxt’s continued listing on the Nasdaq Capital Market until closing of the proposed transactions, (v) risks associated with the possible failure to realize certain anticipated benefits of the proposed transactions, including with respect to future financial and operating results; (vi) uncertainties regarding the impact that any delay in the closing of the proposed transactions would have on the anticipated cash resources of the combined company upon closing of the proposed transactions and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; (vii) the potential for the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; (viii) the possible effect of the announcement, pendency or completion of the proposed transactions on Calyxt’s or Cibus’ business relationships, operating results and business generally; (ix) risks related to unexpected costs related to the proposed transactions; (x) the potential for, and uncertainty associated with the outcome of, any legal proceedings that have been or may be instituted against Calyxt or Cibus or any of their respective directors or officers related to the merger agreement or the transactions contemplated thereby; (xi) risks associated with the ability of Calyxt and Cibus to protect their respective intellectual property rights; (xii) the potential impact of competitive responses to the proposed transactions and changes in expected or existing competition; (xiii) the possibility that Calyxt, Cibus or the combined company may be adversely affected by other economic, business, or competitive factors; (xiv) risks associated with the loss of key employees of Calyxt or Cibus; (xv) risks associated with changes in applicable laws or regulations and the potential impact of such changes on Calyxt’s, Cibus’ or the combined company’s ability to advance product development and commercialization; and (xvi) other risks and uncertainties identified from time to time in documents filed or to be filed with the Securities and Exchange Commission (the “SEC”) by Calyxt or the combined company, including those discussed in the “Risk Factors” section of Calyxt’s Annual Report on Form 10-K/A, which was filed with the SEC on March 3, 2023. Should one or more of the risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. In addition, the forward-looking statements included in this communication represent Calyxt’s and Cibus’ views as of the date hereof. Calyxt and Cibus anticipate that subsequent events and developments will cause the respective company’s views to change. Calyxt and Cibus specifically disclaim any obligation to update such forward-looking statements in the future, except as required under applicable law. These forward-looking statements should not be relied upon as representing Calyxt’s or Cibus’ views as of any date subsequent to the date hereof.

Important Additional Information

In connection with the proposed transactions, Calyxt has filed materials with the SEC, including a registration statement on Form S-4 (the “Registration Statement”), which includes a proxy statement of Calyxt for the stockholders of Calyxt and that serves as a prospectus of Calyxt and an information statement of Cibus, and other documents relating to the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CALYXT, CIBUS AND THE PROPOSED TRANSACTIONS. The definitive proxy statement included in the Registration Statement is being first mailed to Calyxt stockholders on or about April 18, 2023. The Registration Statement, the proxy statement/prospectus included therein, and other materials filed by Calyxt with the SEC may be obtained free of charge from the SEC’s website (www.sec.gov) or from Calyxt by directing a request to: Calyxt, Inc., 2800 Mount Ridge Road, Roseville, MN 55113.

Participants in the Solicitation

Calyxt, Cibus and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Calyxt is set forth in Calyxt’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023, and Amendment No. 1 to its definitive proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on March 31, 2023.

Other information regarding persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation and a description of their interests in the transaction, by security holdings or otherwise, are included in the proxy statement/prospectus included in the Registration Statement and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Calyxt or the SEC’s website, as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Calyxt, Cibus or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, a public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Contacts

For Calyxt:

Bill Koschak

investors@calyxt.com

651-425-1754

For Cibus:

Investor Relations:

Karen Troeber

ktroeber@cibus.com

858-450-2636

Media Relations:

Colin Sanford

colin@bioscribe.com

203-918-4347

Chris Tutino

ctutino@cibus.com

919-356-9163

Exhibit 99.2 The Future of Breeding™ C h a n g i n g t h e S c a l e o f Tr a i t D e v e l o p m e n t Pr o p o s e d N A S DA Q T i c ke r : C B U S A p r i l 2 0 2 3

The Market Opportunity Addressing the Crisis in Farming Productivity

Breeding is How Seed Co’s Develop Traits The Industry: Seed Co’s Develop Traits and Charge Trait Fees for Productivity Gains. A Seed Company’s Success depends on it continually Improving Its Traits. Conventional Breeding Has Severe Scale & Time Limitations 3

Gene Editing Changes the Scale High Throughput Gene Editing Systems that Operate as an Extension of Conventional Breeding Trait Development in a Fraction of the Time of Conventional Breeding “Nature Identical” Traits Traits from Trait Machine that Cibus are conventional breeding like. Bio-Mfg. Standards Pharma Standard Quality Control & Assurance. High Throughput Gene Editing System “Timebound, Predictable & Reproducible Breeding System. RTDS 4

Addresses the Pressing Need From Climate Change Crisis due to Rapidly Changing Environment for Diseases, Pests & Resources Billions of Acres Globally Being Impacted by Common Global Challenges Gene Editing is Virtually the Only Tool that Can Address Climate Challenges at Scale 5

Leader in Gene Editing in Agriculture Overview

Key Management Team Greg Gocal, PhD Rory Riggs Peter Beetham, PhD CHIEF SCIENTIFIC OFFICER CHIEF EXECUTIVE CHIEF OPERATING OFFICER EXECUTIVE VICE PRESIDENT OFFICER PRESIDENT CHAIRMAN CO-FOUNDER CO-FOUNDER CO-FOUNDER Noel Sauer, PhD Wade King, MD Rosa Cheuk Kim, JD SENIOR VICE PRESIDENT CHIEF FINANCIAL SENIOR VICE PRESIDENT HEAD OF R&D OFFICER LEGAL 7 7 7

Cibus, Calyxt Merger Brings Together Pioneers See: Cibus.com for Announcement & Details https://www.Cibus.com/press-release.php Merger Combines Key Technologies in Ag. Gene Editing Productivity Traits Sustainable Ingredients Gene Edited Plants Plants, Microorganisms Oil Seeds Cereals Yarrowia Plant Cell Matrix (Both) (Both) (Cibus) (Calyxt) 8

Background

FOUNDED
2001

EMPLOYEES
~200

HEADQUARTERS
San Diego, CA

Commercial Progress

- **Pipeline of 6 Productivity Traits**
- **In Q1 2023 Shipped 1st Traits to Customers for Commercialization**
- **Completing 1st Gene Editing Production Facility**
- **Collaboration with P&G for Sustainable Ingredients**

CIBUS®

The Future of Breeding™

Products & Technology

Products

1) Productivity Traits

Productivity traits that make crops more adaptable to the environment, have increased yields or require less chemicals.

2) Sustainable Ingredients

Renewable products or materials that that don't negatively impact the environment during production, use, or disposal.

Technology

Non-GMO* Gene Editing

OVER **400** ISSUED
OR PENDING PATENTS



*See Slide 11.

9

Technology & Business RTDS®/Trait Machine™ - Revolutionary Breeding Platform Business Model - Tech. Extension of Conventional Breeding/Trait Development 10

RTDS/Trait Machine: Proprietary, Non-GMO High Throughput Gene Editing System that Operates as an Extension of Conventional Breeding Trait Development in a Fraction of the Time! Gene Editing Trait Technology GMO Trait Technology Direct Editing without Genetic Modification Integrating Foreign DNA/Transgene Integrating Foreign DNA/Transgene Note: The above charts show the difference between GMO Trait Technology and RTDS’s trait technology. These differences are central to a global regulatory movement to regulate Gene Editing similarly to traditional breeding. In the US, South America and certain key markets, RTDS technology is separated from GMO regulations and instead, regulated similarly to conventional breeding.

Positive Regulatory Momentum Global Movement to Approve Gene Editing Similar to Conventional Breeding The Driving Force is the Climate The EU is a Key Driver - The European Union has announced that in Q2 2023, they will release their proposals for new gene editing regulations. - EU represents > 100 MM acres 12

Trait Machine Represents a Step Change in Breeding This is the Future of Breeding! 1– Prototyping Runs: Accelerates Development & Proof of Concept 2– Production Runs: Accelerates Speed to Market. Trait Machine Trait Machine directly Once a trait is developed, Trait Machine accelerates accelerates prototyping or edits a customer’s time to commercialization. testing of different traits. elite germplasm. 13

Business Model: Traditional Trait Distribution Model: Traits Distributed in Seeds by Seed Co’s Seed Co’s Pay Royalties to Cibus for IP Related to Traits WHO TURN TO TURN TO Farmers Seed Companies Plant Trait Developers Challenged by the impacts of Seed germplasm & crop specific Develop productivity traits and Environment & Climate change productivity traits drive crop license Trait IP to Seed Co’s. performance and competition. Seed Co’s pay Trait Co’s Royalties Farmers pay Seed Co’s trait fees for IP associated with Traits within total cost charged for seed. and/or germplasms. 14 14

Royalty Revenue Model Industry: Long History of Trait Licensing & Royalty Payments Royalties (Trait Fees) based on “Value Per Acre” Trait Fees NA & SA Trait Market $2.1B Soybean ➢ Accessible Acres ~400 MM $1.0B ➢ Trait Fee Acres Cotton Major Crops 2020 Est. > 300 MM Trait Fees (NA & SA) $0.4B ➢ Avg. Trait Fee/Acre by Crop Canola $10-$15/Acre Current Market (Weeds & Insects) ~$8 B ~400 MM Acres $0.2B ➢ Est. 2020 Trait Fees Other > $8 Billion $4.1B Corn (1) Source: Company estimates, BCG, FDA.gov., AgbioInvestor 2021. (2) 2020 Traits fees are predominantly for GMO-based traits in North & South America 15 15 Note: See slide 25 regarding data assumptions in this presentation. 15 Trait Fee Pricing is based on Trait Specific Economics

Cibus Pipeline 16

Cibus has Developed a Broad Initial Trait Pipeline Cibus Pipeline Indicative of Productivity Advantage of RTDS Addressable TRAIT ACRES for Canola, Rice, Soybean 6 Traits: 4 of the 6 Apply to Multiple Crops ~250 MM Acres Note: Slide 25 for data sources & assumptions. Acres based on Canola, Rice, Soybean in N.A.,S.A., EU Trait Fees or Royalties Are Per Acre Estimates 17 17 17

Initial Commercial Model

Initial Trait Machine Platforms: ***Canola, Rice & Soybean***

First Traits in Canola & Rice have Transferred to Customers

Addressable Acres: ~250 MM*


Operational

Canola

TAM: 46 MM ACRES

Traits 5

Lead Customer: Nuseed

Traits Fees (est.) ~$5-$15


Operational

Rice

TAM: 11 MM ACRES

Traits 3

Lead Customer: Nutrien

Traits Fees (est.) ~$10-$30


2H 2023

Soybean

TAM: 190 MM ACRES

Traits 4

Lead Customer: GDM

Traits Fees (est.) ~$5-$15



Note: Trait Fees or Royalties Are Per Acre Estimates

* Acres based on Canola, Rice, Soybean in N.A.,S.A., EU

Lead 1st Trait:

PSR: Pod Shatter Reduction - Canola/WOSR



Initial Trait Acres ~15 MM



Increasing Farmers' Yields by Reducing Pod Shatter

PSR: Strengthens sheath That holds oil seeds.

POD Shatter Reduction

Sheaths or pods shatter in rain/high winds, causing yield losses of **10% or more.**

PSR **reduces pod shatter** *and associated seed losses*

Commercial Progress: Developed & Transferring

10	**Customers**
~15 MM	**Est. Acres for Initial Customers**
$5-$10	**Est. Trait Fees**
Q1 2023	**1st Transfers**

Note: Slide 25 for data sources & assumptions.

Acres based on Canola, Rice, Soybean in N.A.,S.A., EU

Trait Fees or Royalties Are Per Acre Estimates

19

Photo credit to the Canola Council of Canada

Our 1st Blockbuster Trait

Sclerotinia White Mold Resistance - Canola, Soybean



Est. Trait Fees Acres ~80 MM, Exp. Royalties > $500 Million

Sclerotinia Resistance


Field Infection
Greenhouse Test
Resistance
Greenhouse Test
Wild Type Infected

Sclerotinia* Resistance:** ***Improved Yields, Less Fungicides

Note: Slide 25 for data sources & assumptions.

Acres based on Canola, Rice, Soybean in N.A.,S.A., EU

Trait Fees or Royalties Are Per Acre Estimates

Sclerotinia Resistance

Builds plant's defense mechanisms to prevent *Sclerotinia from infecting and colonizing Soybean, Canola or Winter Oilseed Rape plants.*

Direct benefit from improved yields, reducing fungicide cost and their applications.

Major Crops	Canola/ WOSR	Soybean
Est. Trait Fee Acres	~30 MM	~50 MM
Est. Trait Fee	~$5-$10	~$5-$10

Molecular Confirmation	Yes	Yes
Green House Confirmation	2023	NA
Field Validation (Est.)	2024	NA

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Photo credit to the Canola Council of Canada

Corn & Wheat Platforms Soon Timeline: Wheat Trait Machine Platform Expected by Yearend 2024, Corn Platform Expected by Yearend 2025 Addressable TRAIT ACRES Two Cibus Multi-Crop Traits Applicable to Corn and Wheat for All 5 Major Crops * Acres based on Corn and Wheat in N.A..,S.A., EU ~530 MM Acres Note: See slide 25 for data sources & assumptions. Acres based on Canola, Rice, Soybean in N.A.,S.A., EU Trait Fees or Royalties Are Per Acre Estimates 21 21 21

Our Focus: Multi-Crop Blockbusters

- ***Traits that Address >100 MM Acres***
  - Massive Impact of Global Farming Productivity
- ***Expected Traits Royalties: $5 to $15***
  - Massive Economic Opportunity

Target Areas

Resistance Traits

DISEASE RESISTANCE
Able to resist or fight disease pathogens. Reduces fungicide use

INSECT RESISTANCE
Able to resist specific pests or insects. Reduces pesticide use.

Efficiency Traits

CLIMATE CHANGE
Addressing the impacts of climate such as drought & weather

NUTRIENT PROCESSING
Able to better process available nutrients. Reduces fertilizer needs.

AGRONOMY
Physiological traits that improve yields and farmability

Sustainable Ingredients

PLANT OUTPUTS
Renewable products that don't negatively impact the environment during production, use, or disposal.

PROCESS OUTPUTS
Replacing inputs or process materials that negatively impact the environment.

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Building Blocks: Blockbuster Crop Platforms

Trait Machine Enables Stacking Multiple Traits in a Specific Crop
With Multiple Stacked Traits, Individual Crops can be Blockbusters

Canola is Cibus' 1st Crop Platform, Royalty Potential > $1B

Canola
OSR
~46 MM Acres

	Est. Cibus Trait Acres	Est. Trait Royalty
Pod Shatter (PSR)	25 MM	$5-$10/Acre
Sclerotinia Resistance	30 MM	$5-$10/Acre
Herbicide Tolerance #2	20 MM	$5-$10/Acre
Herbicide Tolerance #1	15 MM	$5-$10/Acre
Nutrient Use Efficiency	46 MM	$10-$15/Acre

***Sclerotinia*, HT#2, HT#1 & NUE (in dark gray) are Multi-Crop Traits**

Note: Slide 25 for data sources & assumptions.
Acres based on Canola in N.A., Europe

Photo credit to the Canola Council of Canada

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Business Strategy: ➢ Build Crop Specific Trait Machine Platforms for all 5 Major Crops ➢ Build a Family of Blockbusters Directed at Farming Productivity/Sustainability Trait Fees $2.1B Soybean The Underlying Scale of Traits Major Crops $1.0B NA&SA ➢ Major Traits are Applicable Cotton ~400 MM Acres 2020 Est. to and Across Multiple Crops (Note: EU Approval will Trait Fees $0.4B ➢ Trait Royalties are Paid for Each add ~100 mm acres) by Crop Canola Trait for its Specific Economics ~$8 B $0.2B ➢ Est. 2020 Trait Fees Across Other Multiple Crops: ~ $8 Billion See slide 25 regarding data assumptions in this presentation. $4.1B rd Current 3 party trait market is primarily GMO traits. Corn (1) Source: Company estimates, BCG, FDA.gov., AgbioInvestor 2021. (2) 2020 Traits fees are predominantly for GMO-based traits in North & South America * See slide 21 regarding data assumptions in this presentation. 24 24 Trait Fee Pricing is based on Trait Specific Economics 24

Disclaimer

Securities Law Matters
This presentation has been prepared by Cibus Global, LLC (the "Company"), and the Company is responsible for its contents. It shall not constitute an offer, nor a solicitation of an offer, of the sale or purchase of securities, nor shall any securities of the Company be offered or sold, in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this presentation is truthful or complete. Any representation to the contrary is a criminal offense.

Forward Looking Statements
This presentation contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, the expected timetable for development of certain crop traits and our future financial performance, including our operations, economic performance, financial condition, prospects and other future events. These forward-looking statements are only predictions and are largely based on our current expectations. These forward-looking statements appear in a number of places in this Presentation. In addition, a number of known and unknown risks, uncertainties and other factors could affect the accuracy of these statements. These risks may cause our actual results, levels of performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward- looking statements.

Industry and Market Data
Information about market and industry statistics contained in this presentation is included based on information available to the Company that it believes is accurate in all material respects. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. The Company has not reviewed or included data from all sources, and the Company cannot assure potential investors of the accuracy or completeness of the data included in this presentation. Forecasts and other forward-looking information obtained from these sources, including estimates of future market size, revenue and market acceptance of products and services, are subject to the same qualifications and the additional uncertainties accompanying any forward-looking statements.

Acreage Data
This presentation has 2 available acreage calculations: TAM-Total Accessible Acres and Trait Fees Acres. These are based on the company's estimate of total hybrid acres available in: North America, South America & Europe for each crop. European acres are not currently accessible. These acres depend on a favorable outcome of the current EU Parliamentary process. They are shown to show the potential increase in available acres if the EU were to pass the proposed legislation. The EU is expected to address these changes in 2023.

Intellectual Property
"Cibus," "RTDS," "Rapid Trait Development System," "FALCO," "SU Canola," "Nucelis," "ASAP," "A Different Breed," "Trait Machine," "Inspired by Nature," "Driving Sustainable Agriculture," "Reshaping Crop Protection," "Reinventing Trait Development", "Timebound & Predictable", "Driving Trait & Breeding Innovation", "Future of Breeding", the Cibus logo and other trademarks or service marks of Cibus appearing in this presentation are the property of Cibus. Trade names, trademarks and service marks of other companies that appear are the property of their respective holders and do not imply a relationship with, or endorsement or sponsorship of us, by these other companies. Solely for convenience, trademarks and trade names in this presentation appear without the ™ and ® symbols, but any such failure to appear should not be construed as indicating that their respective owners will not assert their rights with respect thereto. Cibus has over 400 *patents* issued or filed.

Company Data & Projections

1. Developed means validated field trials (Canola PSR, rice HT1, HT3); Advanced development means editing process underway with known edit targets. Beginning Development means early stage of initial edits.
2. TAM, Addressable Markets and Trait Fee Acres company estimates based on industry sources. There can be no assurance that Trait Fee Acres can be achieved.
3. Trait Machine Platforms are operational in canola and rice. Soybean is expected to be operational in H2 2023.
4. Est. Royalties are calculation of Trait Fee Acres times expected Trait Fee

3rd Party Data

1. Trait Fee information are 2020 estimates based on data from Agbioinvestor, US Gov., BCG and 3rd party consultants. Traits are predominantly GMO traits.
2. Corteva, 2018 Trait Royalties are from Corteva public disclosure.

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